

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 3, 2009

Via U.S. Mail and Fax (602) 383-5159
Joseph L. D'Amico
President, Chief Financial Officer and Treasurer
Apollo Group, Inc.
4025 S. Riverpoint Parkway
Phoenix, AZ 85040

   RE: **Apollo Group, Inc.**
      Form 10-K for the year ended August 31, 2008
      Filed October 28, 2008
      File No. 000-25232

Dear Mr. D'Amico:

   We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             Celeste M. Murphy
             Legal Branch Chief